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December 11, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski, Special Counsel

Re:	Select Income REIT
Amendment No. 1 to Registration Statement on Form S-4
Filed November 25, 2014
File No. 333-199445

Dear Ms. Gowetski:

As requested by the staff (the “Staff”) of the United States Securities and Exchange Commission, on behalf of Select Income REIT (“SIR”) and Cole Corporate Income Trust, Inc., please find attached the draft tax opinions supplementally furnished to the Staff on November 24, 2014 in response to comment 29 of the Staff’s letter dated November 14, 2014.

United States Securities and Exchange Commission

December 11, 2014

If you have any questions or require additional information, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                              Sara von Althann, Attorney-Advisor

United States Securities and Exchange Commission

John C. Popeo, Treasurer and Chief Financial Officer

Select Income REIT

Enclosures

DRAFT-FOR DISCUSSION PURPOSES ONLY

Exhibit 8.1

[ ] [ ], 2014

Select Income REIT

Two Newton Place

255 Washington Street, Suite 300

Newton, Massachusetts  02458

Ladies and Gentlemen:

The following opinions are furnished to Select Income REIT, a Maryland real estate investment trust (the “Company”), and this letter is to be filed as Exhibit 8.1 to the Company’s Registration Statement on Form S-4 (File No. 333-199445), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).  The Registration Statement, including the joint proxy statement/prospectus forming a part of the Registration Statement (the “Prospectus”), relates to an Agreement and Plan of Merger dated August 30, 2014 (the “Merger Agreement”), by and among the Company, SC Merger Sub LLC, a Maryland limited liability company and a wholly owned subsidiary of the Company (“SIR Merger Sub”), and Cole Corporate Income Trust, Inc., a Maryland corporation (“CCIT”).  Upon and subject to the terms and conditions of the Merger Agreement, CCIT will merge with and into SIR Merger Sub, with SIR Merger Sub being the surviving entity (the “Merger”).

We have acted as tax counsel for the Company in connection with the preparation of the Registration Statement and in connection with the Merger.  We have reviewed originals or copies of such corporate records, such certificates and statements of officers of the Company and CCIT, and of public officials, and such other documents as we have considered relevant and necessary in order to furnish the opinions hereinafter set forth.  In doing so, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, and the authenticity of the originals of such documents.  Specifically, and without limiting the generality of the foregoing, we have reviewed: (i) the Company’s amended and restated declaration of trust, as amended, and its amended and restated bylaws; (ii) the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2013 (the “Form 10-K”); (iii) the Company’s Quarterly Reports on Form 10-Q for its quarterly periods ended March 31, 2014, June 30, 2014, and

Select Income REIT

[  ] [  ], 2014

September 30, 2014 (the “Forms 10-Q”); and (iv) the Registration Statement.

The opinions set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations issued thereunder, published administrative interpretations thereof, and judicial decisions with respect thereto, all as of the date hereof (collectively, “Tax Laws”).  No assurance can be given that Tax Laws will not change.  In preparing the discussions with respect to Tax Laws matters in the section of the Prospectus captioned “Material United States Federal Income Tax Considerations” we have made certain assumptions therein and expressed certain conditions and qualifications therein, all of which assumptions, conditions, and qualifications are incorporated herein by reference.  With respect to all questions of fact on which our opinions are based, we have assumed the initial and continuing truth, accuracy, and completeness of: (i) the information set forth in the Form 10-K, in the Forms 10-Q, in the Prospectus and the Registration Statement and the documents incorporated therein by reference, and in the exhibits to the Registration Statement, the Form 10-K, and the Forms 10-Q; and (ii) representations made to us by officers of the Company or contained in the Form 10-K, in the Forms 10-Q, in the Prospectus and the Registration Statement and the documents incorporated therein by reference, and in the exhibits to the Registration Statement, the Form 10-K, and the Forms 10-Q, in each such instance without regard to qualifications such as “to the best knowledge of” or “in the belief of”.  We have not independently verified such information.

We have relied upon, but not independently verified, the foregoing assumptions.  If any of the foregoing assumptions are inaccurate or incomplete for any reason, or if the transactions described in the Form 10-K, the Forms 10-Q, the Prospectus or the Registration Statement, or any exhibits thereto or any documents incorporated therein by reference, have been consummated in a manner that is inconsistent with the manner contemplated therein, our opinions as expressed below may be adversely affected and may not be relied upon.

Based upon and subject to the foregoing:

(i)                                                      we are of the opinion that the discussions with respect to Tax Laws matters in the section of the Prospectus captioned “Material United States Federal Income Tax Considerations” fairly summarize the Tax Laws matters addressed therein in all material respects;

(ii)                                                  we hereby confirm that the opinions of tax counsel, Sullivan & Worcester LLP, referred to in said section represent our opinions on the subject matter thereof; and

(iii)                                              we are of the opinion that (A) although not free from doubt, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (B) assuming the Merger so qualifies, the Company and CCIT will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

Select Income REIT

[  ] [  ], 2014

Our opinions above are limited to the matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other matters or any other transactions.  Further, we disclaim any undertaking to advise the Company of any subsequent changes of the matters stated, represented, or assumed herein or any subsequent changes in Tax Laws.

These opinions are rendered to the Company in connection with the filing of the Registration Statement.  These opinions may not be relied upon for any other purpose, or furnished to, quoted, or relied upon by any other person, firm, or corporation for any purpose, without our prior written consent, except that (i) these opinions may be furnished or quoted to judicial or regulatory authorities having jurisdiction over the Company, and (B) these opinions may be relied upon by persons currently entitled to rely on them pursuant to applicable provisions of federal securities law.  Purchasers and owners of the Company’s securities are urged to consult their own tax advisors or counsel, particularly with respect to their particular tax consequences of acquiring, owning, and disposing of the Company’s securities, which may vary for investors in different tax situations.  We hereby consent to the filing of a copy of this letter as an exhibit to the Registration Statement and to the references to our firm in the Registration Statement.  In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Act or under the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP

Exhibit 8.2

_______________ __, 2014

DRAFT – FOR DISCUSSION PURPOSES ONLY

Cole Corporate Income Trust, Inc.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

Ladies and Gentlemen:

We have acted as counsel to Cole Corporate Income Trust, Inc., a Maryland corporation (the “Company”), in connection with the proposed merger (the “Merger”) of the Company with and into SC Merger Sub LLC, a Maryland limited liability company (“SIR Merger Sub”) and a wholly-owned subsidiary of Select Income REIT, a Maryland real estate investment trust (“SIR”), with SIR Merger Sub as the surviving company in the Merger. The Merger will be consummated pursuant to the Agreement and Plan of Merger, dated as of August 30, 2014 (the “Merger Agreement”). This opinion letter is being delivered in connection with the joint proxy statement/prospectus (the “Joint Proxy Statement”) included in the registration statement on Form S-4 (Registration No. 333-199445) (the “Registration Statement”). We are rendering this opinion letter

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MORRIS, MANNING & MARTIN, LLP

Cole Corporate Income Trust, Inc.

__________    __, 2014

_____________________

regarding (i) the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) the accuracy of the discussion in the Registration Statement under the caption “Material United States Federal Income Tax Considerations -- Material United States Federal Income Tax Consequences of the Merger.”  All capitalized terms used herein and not defined herein shall have the same meanings ascribed to them in the Merger Agreement.

In rendering our opinions, we have examined and, with your consent, are expressly relying upon (without any independent investigation or review thereof) the truth and accuracy of the factual statements, representations and warranties, and covenants contained in (i) the Merger Agreement (including any exhibits and schedules thereto), (ii) the Registration Statement and the Joint Proxy Statement, (iii) the respective tax representation letters of the Company and of SIR and SIR Merger Sub delivered to us for purposes of this opinion letter (the “Officer’s Certificates”), and (iv) such other documents and corporate records as we have deemed necessary or appropriate for purposes of this opinion letter.

In addition, we have assumed, with your consent, that:

1.                                    Original documents (including signatures) are authentic, and documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time) execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof;

2.                                    The Merger will be consummated in the manner contemplated by, and in accordance with the provisions of, the Merger Agreement, the Registration Statement and the Joint Proxy Statement, and the Merger will be effective under the laws of the State of Maryland;

MORRIS, MANNING & MARTIN, LLP

Cole Corporate Income Trust, Inc.

__________    __, 2014

_____________________

3.                                    All factual statements, descriptions, representations, warranties, and covenants contained in any of the documents referred to herein (including, without limitation, the Officer’s Certificates) or otherwise made to us are true, complete and correct in all respects and will remain true, complete and correct in all respects up to and including the Effective Time, and no actions have been taken or will be taken which are inconsistent with such factual statements, descriptions, representations, warranties, or covenants which make any such descriptions, representations, warranties, or covenants untrue, incomplete or incorrect at the Effective Time;

4.                                    Any statements, representations or warranties made in any of the documents referred to herein qualified as to knowledge or belief or similarly qualified are true, complete and correct in all respects and will continue to be true, complete and correct in all respects at all times up to and including the Effective Time, in each case without such qualification; and

5.                                    Each of the parties to the Merger Agreement will comply with all reporting obligations with respect to the Merger required under the Code and the Treasury Regulations thereunder.

Any inaccuracy in, or breach of, any of the aforementioned statements, representations, warranties, covenants, agreements or assumptions, or any change after the date hereof in applicable law, could adversely affect our opinions.  In particular, the failure of any of the aforementioned statements, representations, warranties, covenants, agreements or assumptions to be true as of the Effective Time could cause the opinions set forth below to be invalid.  Similarly, any change in applicable law between the date hereof and the Effective Time could also cause the opinions set forth below to be invalid.  No ruling has been or will be sought from the Internal Revenue Service by any party to the Merger Agreement as to the United States federal income

MORRIS, MANNING & MARTIN, LLP

Cole Corporate Income Trust, Inc.

__________    __, 2014

_____________________

tax consequences of any aspect of the Merger.

Based upon and subject to the foregoing, and subject to the assumptions, qualifications and limitations stated herein, we are of the opinion that:

1.            although not free from doubt, for United States federal income tax purposes, the Merger, when effective, will be treated as a “reorganization” within the meaning of Section 368(a) of Code, as in effect on the date hereof;

2.            assuming the Merger so qualifies, the Company and SIR will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code; and

3.            the discussion in the Registration Statement under the caption “Material United States Federal Income Tax Considerations -- Material United States Federal Income Tax Consequences of the Merger,” to the extent it constitutes matters of law, summaries of legal matters or legal conclusions, subject to the assumptions, limitations, and conditions set forth therein, is accurate in all material respects.

This opinion letter represents our best judgment regarding the application of United States federal income tax laws arising under the Code, existing judicial decisions, administrative regulations and published rulings and procedures, but does not address all of the United States federal income tax consequences of the Merger.  We express no opinion as to United States federal, state, local, foreign, or other tax consequences, other than as set forth herein.  Our opinions are not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service will not assert a contrary position.  The discussion and conclusion set forth above are based upon the provisions of the Code, the Treasury Regulations promulgated thereunder, and existing administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect.  Changes in applicable law

MORRIS, MANNING & MARTIN, LLP

Cole Corporate Income Trust, Inc.

__________    __, 2014

_____________________

could adversely affect our opinions. We do not undertake to advise you as to any changes in applicable law or of any new developments in the application or interpretation of the United States federal income tax laws, in each case, after the date hereof that may affect our opinions, including any changes in applicable law that could be implemented between the date hereof and the Effective Time.

This opinion letter is rendered only to you, and is solely for your use, pursuant to the Registration Statement.  This opinion letter may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm or other entity for any purpose (other than as required by law) without our prior express written consent, except that (i) this opinion letter may be furnished or quoted to judicial or regulatory authorities having jurisdiction over the Company, and (ii) this opinion letter may be relied upon by persons currently entitled to rely on them pursuant to applicable provisions of federal securities law.

We consent to the use of our name under the captions “Material United States Federal Income Tax Considerations – Material United States Federal Income Tax Consequences of the Merger” and “Legal Matters” in the Registration Statement and to the use of this opinion letter for filing as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

Most sincerely,

_________________________________

Morris Manning & Martin, LLP